================================================================================


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                    FORM 11-K




                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934




                     FOR THE FISCAL YEAR ENDED JUNE 30, 2002


                                 SEC NO. 1-5998





      A. Full title of the Plan:

                MARSH & McLENNAN COMPANIES STOCK INVESTMENT PLAN


      B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:








                        MARSH & McLENNAN COMPANIES, INC.
                           1166 Avenue of the Americas
                             New York, NY 10036-2774



================================================================================

                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the MARSH & McLENNAN COMPANIES STOCK INVESTMENT PLAN COMMITTEE has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                           MARSH & McLENNAN COMPANIES STOCK
                                                    INVESTMENT PLAN
                                                    (Name of Plan)



Date: December 13, 2002             By: /s/ Sandra S. Wijnberg
                                    ____________________________________________
                                    Sandra S. Wijnberg
                                    Chairperson, Stock Investment Plan Committee

                MARSH & McLENNAN COMPANIES STOCK INVESTMENT PLAN

                                TABLE OF CONTENTS




                                                                        Page

Independent Auditors' Report                                              1

Statements of Net Assets Available for Benefits                           2

Statement of Changes in Net Assets Available for Benefits                 3

Notes to Financial Statements                                            4-7

Supplemental Schedules:

         Schedule of Assets Held at End of Year                       Schedule I

         Schedule of Reportable Transactions                         Schedule II

INDEPENDENT AUDITORS' REPORT



To Marsh & McLennan Companies Stock Investment Plan Committee:


We have audited the accompanying statements of net assets available for benefits of the Marsh & McLennan Companies Stock Investment Plan (the "Plan") as of June 30, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year then ended June 30, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, information regarding the Plan's net assets available for benefits as of June 30, 2002 and 2001 and the changes in net assets available for benefits for the year ended June 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic 2002 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP
-------------------------
Deloitte & Touche LLP
New York, New York



December 13, 2002

                MARSH & MCLENNAN COMPANIES STOCK INVESTMENT PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                             JUNE 30, 2002 AND 2001


Assets:                                          2002                  2001
------                                     ---------------       ---------------

CASH AND CASH EQUIVALENTS                   $  81,330,812         $  27,213,871
                                           ---------------       ---------------

INVESTMENTS (NOTE 2)                        2,026,316,414         2,193,997,303

RECEIVABLES:

  LOANS RECEIVABLE - PARTICIPANTS              29,741,672            30,284,198

  DIVIDENDS AND INTEREST RECEIVABLE             9,123,029             8,797,968

  RECEIVABLE FROM COMPANY:
    Contributions                               5,297,961             5,061,718
    Loan Repayments                               612,371               641,271
                                           ---------------       ---------------
                                                5,910,332             5,702,989

  RECEIVABLE FOR INVESTMENTS SOLD                 247,293            16,225,626
                                           ---------------       ---------------
         TOTAL ASSETS                       2,152,669,552         2,282,221,955
                                           ---------------       ---------------

Liabilities:
-----------

PAYABLE FOR INVESTMENTS PURCHASED               3,086,988             2,431,279
                                           ---------------       ---------------

  NET ASSETS AVAILABLE FOR BENEFITS        $2,149,582,564        $2,279,790,676
                                           ===============       ===============


See notes to financial statements.

                MARSH & MCLENNAN COMPANIES STOCK INVESTMENT PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                            YEAR ENDED JUNE 30, 2002


                                                                     2002
                                                               -----------------

NET ASSETS AVAILABLE FOR BENEFITS,
    BEGINNING OF YEAR                                           $ 2,279,790,676

INVESTMENT INCOME:
    Dividends                                                        35,693,211
    Interest                                                         23,199,638
                                                               -----------------
                                                                     58,892,849

NET REALIZED AND UNREALIZED
    DEPRECIATION  IN FAIR VALUE
    OF INVESTMENTS                                                 (171,386,036)

CONTRIBUTIONS:
    Employer                                                         47,671,612
    Employee                                                         94,109,159
                                                               -----------------
                                                                    141,780,771


DISTRIBUTIONS TO AND WITHDRAWALS BY EMPLOYEES                      (191,293,610)

NET TRANSFERS FROM OTHER PLANS (NOTE 1)                              31,797,914

                                                               -----------------
    NET DECREASE                                                   (130,208,112)
                                                               -----------------

                                                               -----------------
NET ASSETS AVAILABLE FOR BENEFITS,  END OF YEAR                 $ 2,149,582,564
                                                               =================


See notes to financial statements.

                MARSH & McLENNAN COMPANIES STOCK INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                             JUNE 30, 2002 and 2001


   (1) Description of the Plan:
       -----------------------

       The Marsh & McLennan Companies Stock Investment Plan (the "Plan") is a defined contribution Employee Stock Ownership Plan which allows participants to contribute through payroll deductions from 1% to 15% of their salary, on a before and/or after-tax basis. Marsh & McLennan Companies, Inc. ("MMC" or the "Company") matches up to the first six percent of participants' before and/or after tax contributions in the following percentages:

         o 71-2/3% for each participant who elects to receive dividends on their MMC shares as cash payments each quarter (100% for those participants age 55 or whose age plus years of plan participation equals at least sixty-five).

         o 66-2/3% for each plan participant who elects not to receive the cash dividends (95% for those participants age 55 or whose age plus years of plan participation equals at least sixty-five).

       The increase over the basic match must be invested in the Company stock fund. Participants who are age 55 or whose age plus years of plan participation equals at least sixty-five may diversify their contribution and accumulated balance among the MMC Stock Fund, a Fixed Income Fund and various Putnam mutual funds. In addition, Company basic matching contributions are invested the same as participants' contributions. The Company's matching contributions to a participant are suspended for 12 months if the participant makes certain in-service withdrawals from their Account. Employee and Company contributions are subject to certain limitations in accordance with Federal Income Tax Regulations. For employees hired on and after January 1, 1998, the Plan includes a vesting schedule for Company matching contributions. These employees shall vest 33% in such contributions after three years of service, 67% after four years of service and 100% after five years of service.

       In April 2002 and May 2002, $25,286,480 and $5,398,001 were transferred into the Plan from the KVI Profit Sharing and 401(k) Plan and the J&H/KVI Profit Sharing Plan, respectively. In August 2001, $1,113,433 was transferred into the Plan from CODA, Inc. 401(k) Retirement & Savings Plan.

       In the fourth quarter of 1998, the Company consummated a business combination with Sedgwick Group plc ("Sedgwick"). Former employees of Sedgwick became eligible to participate in the Plan effective January 1, 2000. Participants' balances in the Sedgwick Savings & Investment Plan were transferred into the Plan on December 2, 2002.

       The trustee, Bankers Trust Company, is responsible for maintaining the assets of the Plan, making distribution payments as directed by the Company and generally performing all other acts deemed necessary or proper to fulfill its responsibility as set forth in the Trust Agreement.

       Certain administrative functions are performed by employees of the Company or its subsidiaries. All such costs as well as administrative expenses for the Trustee's fees are paid directly by the Company. The employee benefits handbook, containing Plan information and documents constituting part of a Prospectus, is provided to each participant in the Plan.

   (2) Summary of Significant Accounting Policies:
       ------------------------------------------

       Basis of accounting
       -------------------
       The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

       Use of estimates
       ----------------
       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for plan benefits.

       Cash and cash equivalents
       -------------------------
       Cash and cash equivalents primarily consist of interest bearing money market investments, which are available on demand.

       Investments
       -----------
       The common stock of Marsh & McLennan Companies, Inc. and shares of Putnam Mutual Funds are reflected in the accompanying statements of net assets available for benefits at quoted market prices.

       The Plan's Fixed Income Fund, which consists of guaranteed insurance contracts and group annuity contracts, has been presented in the financial statements at contract value, which approximates fair market value. The investments in this fund are valued at contract value, which is cost plus accrued interest, and are guaranteed by the issuing institution as to principal and interest. The average yield for these investment contracts was approximately 6.2% for the year ended June 30, 2002.

       The following table presents the market values of investments that represent 5% or more of the Plan's net assets at the beginning of the plan-year:

                                                           June 30,
                                               ---------------------------------
                                                     2002             2001
                                               ---------------   ---------------

        Marsh & McLennan Companies common stock $1,315,391,574    $1,335,120,212
                                               ===============   ===============

        The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

                                               Year Ended June 30,
                                               -------------------
                                                      2002
                                               -------------------

        Common Stock                                 $(57,506,768)
        Mutual Funds                                 (113,879,268)
                                               -------------------
                                                    $(171,386,036)
                                               ===================

        The plan offers a program that is both participant and non-participant directed. All non-participant directed contributions are invested in the Marsh & McLennan Companies Stock Fund. The net assets as of June 30, 2002 and 2001 and changes in net assets relating to the Company stock fund for the year ended June 30, 2002 are as follows:

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                 -----------------------------------------------

                                               June 30, 2002       June 30, 2001
                                               -------------       -------------
                            ASSETS
                            ------

        CASH AND CASH EQUIVALENTS               $ 20,062,259        $ 16,662,081

        COMMON STOCK                           1,315,391,574       1,335,120,212

        DIVIDENDS AND INTEREST RECEIVABLE          7,675,965           7,071,311

        RECEIVABLE FROM COMPANY:
                 Contributions                     4,893,804           4,671,398
                 Loan repayments                     574,918             589,965
                                               -------------       -------------
                                                   5,468,722           5,261,363

        INTERFUND RECEIVABLE                          28,580             113,269
                                               -------------       -------------

               TOTAL ASSETS                    1,348,627,100       1,364,228,236
                                               -------------       -------------

                            LIABILITIES
                            -----------

        PAYABLE FOR INVESTMENTS PURCHASED          1,292,674             248,538
                                               --------------      -------------

               TOTAL LIABILITIES                   1,292,674             248,538
                                               --------------      -------------

        NET ASSETS AVAILABLE FOR BENEFITS     $1,347,334,426      $1,363,979,698
                                               ==============     ==============


            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
            ---------------------------------------------------------

                                                June 30, 2002
                                               --------------
        NET ASSETS AVAILABLE FOR BENEFITS,
        Beginning of year                      $1,363,979,698

        INVESTMENT INCOME:
            Dividends                              29,068,366
            Interest                                  520,176
                                               --------------
                                                   29,588,542

        NET REALIZED AND UNREALIZED
            DEPRECIATION IN FAIR
            VALUE OF INVESTMENTS                  (57,506,768)

        CONTRIBUTIONS:
            Employer                               44,146,665
            Employee                               81,325,918
                                               --------------
                                                  125,472,583

        DISTRIBUTIONS TO AND WITHDRAWALS
        BY EMPLOYEES                              (99,776,847)

        NET TRANSFERS BETWEEN FUNDS               (15,913,039)

        NET TRANSFERS FROM OTHER PLANS              1,490,257
                                               --------------
               NET DECREASE                       (16,645,272)
                                               --------------

        NET ASSETS AVAILABLE FOR BENEFITS,
        End of year                            $1,347,334,426
                                               ==============

   (3) Related party transactions:
       --------------------------

       The Putnam Investors Fund, Inc., the Putnam Fund for Growth & Income, the Putnam Voyager Fund, the Putnam Global Growth Fund, the Putnam New Opportunities Fund, the George Putnam Fund of Boston, the Putnam S&P 500 Index Fund and the Putnam Bond Index Fund are managed by Putnam Investments, LLC, a subsidiary of the Company.

   (4) Loans receivable-participants:
       -----------------------------

       Plan participants may borrow funds from their account subject to certain limits and conditions. Outstanding loans, which are secured by the participants' interest in the Plan, are generally repaid through payroll deductions or, at the option of the participant, the total outstanding balance may be prepaid anytime after the completion of 12 months of loan repayments. Participants' loan repayments and any interest due are paid into the participants' account.

       New loans to participants amounted to $13,437,974 and $13,935,507 for the years ended June 30, 2002 and 2001, respectively, and repayments from participants, including interest, amounted to $15,007,677 and $14,767,980 respectively.

   (5) Income Tax Status:
       -----------------

       The Internal Revenue Service has determined and informed the Company by a letter dated January 28, 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently being operated in compliance with the applicable requirements of the IRC.

   (6) Payment of Benefits:
       -------------------

       Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $243,799 at June 30, 2002. These amounts have not been recorded as liabilities in the accompanying financial statements.

   (7) Supporting Schedules:
       --------------------

       The detail of assets held for investment as of June 30, 2002 is provided on Schedule I.

       The summary of transactions occurring during the year ended June 30, 2002 representing more than 5% of the Plan's net assets as of July 1, 2001 is reportable under the Department of Labor Regulation 2520.103-6 and is presented on Schedule II.

   (8) Subsequent Event:
       ----------------

       Effective July 1, 2002, the vesting schedule for all participants was changed to 20% after two years of service, 40% after three years of service, 67% after four years of service and 100% after five years of service.

                                                                                         SCHEDULE I
                                                                                        Page 1 of 1
                MARSH & MCLENNAN COMPANIES STOCK INVESTMENT PLAN
          SCHEDULE H, line 4i - SCHEDULE OF ASSETS HELD AT END OF YEAR
                               AS OF JUNE 30, 2002

PRINCIPAL AMOUNT OR
 NUMBER OF SHARES                                                              2002
--------------------                                            ----------------   ----------------
       2002                                                           COST            FAIR VALUE
--------------------                                            ----------------   ----------------

                      COMMON STOCK:
    27,233,780        MARSH & McLENNAN COMPANIES, INC.             $ 532,583,838    $ 1,315,391,574

                      MUTUAL FUNDS:
     7,174,538        PUTNAM INVESTORS FUND                          103,241,181         69,951,748
     3,995,145        THE PUTNAM FUND FOR GROWTH AND INCOME           76,568,224         63,882,373
     4,792,913        PUTNAM VOYAGER FUND                             93,328,252         63,830,668
     4,426,537        PUTNAM GLOBAL GROWTH FUND                       61,194,966         31,729,082
       941,470        PUTNAM NEW OPPORTUNITIES FUND                   64,568,069         30,390,658
     1,803,768        GEORGE PUTNAM FUND OF BOSTON                    32,155,132         28,625,791
     3,877,114        PUTNAM S&P 500 INDEX FUND                      120,178,940         93,632,293
     2,850,432        PUTNAM BOND INDEX FUND                          31,379,270         35,031,807
                                                                ----------------   ----------------
                                                                     582,614,034        417,074,420
                                                                ----------------   ----------------

                      FIXED INCOME FUND:
                      SUNAMERICA LIFE INSURANCE CO
     1,922,033        6.30% DUE JANUARY 2, 2004                        1,922,033          1,922,033
                      PRINCIPAL MUTUAL LIFE INSURANCE COMPANY
    12,278,387        6.95% DUE SEPTEMBER 30, 2002                    12,278,387         12,278,387
                      PRINCIPAL MUTUAL LIFE INSURANCE COMPANY
    12,055,662        7.04% DUE DECEMBER 31, 2002                     12,055,662         12,055,662
                      ALLSTATE LIFE INSURANCE
    12,003,121        6.87% DUE SEPTEMBER 30, 2002                    12,003,121         12,003,121
                      NEW YORK LIFE
    17,341,666        7.52% DUE MARCH 31, 2003                        17,341,666         17,341,666
                      JOHN HANCOCK INSURANCE COMPANY
    12,055,677        6.20% DUE NOVEMBER 30, 2002                     12,055,677         12,055,677
                      JOHN HANCOCK LIFE INSURANCE
    12,023,449        7.30% DUE NOVEMBER 30, 2003                     12,023,449         12,023,449
                      METROPOLITIAN LIFE INSURANCE
    13,302,745        6.81% DUE SEPTEMBER 30, 2003                    13,302,745         13,302,745
                      HARTLAND LIFE INSURANCE
    13,321,740        6.92% DUE MARCH 31, 2004                        13,321,740         13,321,740
                      METROPOLITIAN LIFE
    15,026,996        5.83% DUE JUNE 30, 2004                         15,026,996         15,026,996
                      TRAVELERS INSURANCE CO
    15,035,283        5.89% DUE SEPTEMBER 30, 2004                    15,035,283         15,035,283
                      TRAVELERS INSURANCE CO
    17,344,850        7.63% DUE JUNE 30, 2003                         17,344,850         17,344,850
                      JOHN HANCOCK INSURANCE COMPANY
    12,047,020        6.58% DUE NOVEMBER 30, 2004                     12,047,020         12,047,020
                      NEW YORK LIFE
    20,756,625        5.09% DUE SEPTEMBER 30, 2005                    20,756,625         20,756,625
                      MONUMENTAL LIFE INSURANCE COMPANY
    15,556,387        4.99% DUE JUNE 30, 2005                         15,556,387         15,556,387
                      MONUMENTAL LIFE INSURANCE COMPANY
    10,362,797        4.88% DUE MARCH 31, 2005                        10,362,797         10,362,797
                      PRINCIPAL LIFE
    12,326,822        5.60% DUE MARCH 31, 2006                        12,326,822         12,326,822
                      NEW YORK LIFE
    10,524,522        5.26% DUE MARCH 31, 2004                        10,524,522         10,524,522
                      HARTFORD LIFE
    10,575,738        5.79% DUE MARCH 31, 2005                        10,575,738         10,575,738
                      METROPOLITIAN LIFE
    11,666,911        5.95% DUE JUNE 30, 2006                         11,666,911         11,666,911
                      ALLSTATE LIFE
    11,664,439        5.86% DUE SEPTEMBER 29, 2006                    11,664,439         11,664,439
                      HARTFORD LIFE
    12,326,699        5.63% DUE MARCH 31, 2006                        12,326,699         12,326,699
                      MONUMENTAL LIFE INSURANCE COMPANY
    12,330,851        5.67% DUE MARCH 31, 2006                        12,330,851         12,330,851
                                                                ----------------   ----------------
                                                                     293,850,420        293,850,420
                                                                ----------------   ----------------

                      TOTAL INVESTMENTS                         $  1,409,048,292   $  2,026,316,414
                                                                ================   ================

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



                                                                                   SCHEDULE II

                MARSH & MCLENNAN COMPANIES STOCK INVESTMENT PLAN
            SCHEDULE H, line 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
                        FOR THE YEAR ENDED JUNE 30, 2002


                                                            CURRENT                NET
    DESCRIPTION OF ASSET            COST OF ASSETS      VALUE OF ASSETS         GAIN (LOSS)
    --------------------           ----------------    -----------------    ------------------

TRANSACTION BY ISSUE:

BANKERS TRUST COMPANY OF NEW YORK

    PYRAMID CASH TEMPORARY FUND
    INVESTMENTS
           297  PURCHASES            $ 589,005,372       $ 589,005,372        $         -
           402  SALES                  533,249,030         533,249,030                  -
